SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 August 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 29 July 2024
99.2	Transaction in Own Shares dated 30 July 2024
99.3	Transaction in Own Shares dated 31 July 2024
99.4	Transaction in Own Shares dated 01 August 2024
99.5	Transaction in Own Shares dated 02 August 2024
99.6	Transaction in Own Shares dated 05 August 2024
99.7	Transaction in Own Shares dated 06 August 2024
99.8	Director/PDMR Shareholding dated 06 August 2024
99.9	Transaction in Own Shares dated 07 August 2024
99.10	Director/PDMR Shareholding dated 07 August 2024
99.11	Transaction in Own Shares dated 08 August 2024
99.12	Director/PDMR Shareholding dated 08 August 2024
99.13	Transaction in Own Shares dated 09 August 2024

Exhibit No: 99.1

 29 July 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 July 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 July 2024

Aggregate number of ordinary shares purchased:	26,971

Lowest price paid per share:	£ 79.0600

Highest price paid per share:	£ 80.2200

Average price paid per share:	£ 79.8374

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,929,628 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1004Y_1-2024-7-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 26,971 (ISIN: GB00BHJYC057)

Date of purchases: 26 July 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	26,971
Highest price paid (per ordinary share)	£ 80.2200
Lowest price paid (per ordinary share)	£ 79.0600
Volume weighted average price paid(per ordinary share)	£ 79.8374

Exhibit No: 99.2

30 July 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 29 July 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	29 July 2024

Aggregate number of ordinary shares purchased:	28,358

Lowest price paid per share:	£ 79.7800

Highest price paid per share:	£ 80.5800

Average price paid per share:	£ 80.2512

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,901,270 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2846Y_1-2024-7-29.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 28,358 (ISIN: GB00BHJYC057)

Date of purchases: 29 July 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	28,358
Highest price paid (per ordinary share)	£ 80.5800
Lowest price paid (per ordinary share)	£ 79.7800
Volume weighted average price paid(per ordinary share)	£ 80.2512

Exhibit No: 99.3

31 July 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 July 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	30 July 2024

Aggregate number of ordinary shares purchased:	50,000

Lowest price paid per share:	£ 80.1200

Highest price paid per share:	£ 81.4000

Average price paid per share:	£ 80.9945

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,851,270 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4750Y_1-2024-7-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 50,000 (ISIN: GB00BHJYC057)

Date of purchases: 30 July 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	33,000		10,000	7,000
Highest price paid (per ordinary share)	£ 81.4000		£ 81.3800	£ 81.3600
Lowest price paid (per ordinary share)	£ 80.1200		£ 80.7600	£ 80.7600
Volume weighted average price paid(per ordinary share)	£ 80.9403		£ 81.0990	£ 81.1006

Exhibit No: 99.4

01 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 July 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	31 July 2024

Aggregate number of ordinary shares purchased:	64,109

Lowest price paid per share:	£ 77.4400

Highest price paid per share:	£ 81.2200

Average price paid per share:	£ 78.2564

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,787,161 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6818Y_1-2024-7-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 64,109 (ISIN: GB00BHJYC057)

Date of purchases: 31 July 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	43,476		20,633
Highest price paid (per ordinary share)	£ 81.2200		£ 78.4800
Lowest price paid (per ordinary share)	£ 77.4400		£ 77.4600
Volume weighted average price paid(per ordinary share)	£ 78.3353		£ 78.0901

Exhibit No: 99.5

02 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	01 August 2024

Aggregate number of ordinary shares purchased:	71,620

Lowest price paid per share:	£ 76.1400

Highest price paid per share:	£ 78.4200

Average price paid per share:	£ 77.2797

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,715,541 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8967Y_1-2024-8-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 71,620 (ISIN: GB00BHJYC057)

Date of purchases: 01 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	53,620		18,000
Highest price paid (per ordinary share)	£ 78.4200		£ 78.4200
Lowest price paid (per ordinary share)	£ 76.1400		£ 76.1400
Volume weighted average price paid(per ordinary share)	£ 77.2546		£ 77.3546

Exhibit No: 99.6

05 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	02 August 2024

Aggregate number of ordinary shares purchased:	80,000

Lowest price paid per share:	£ 72.8400

Highest price paid per share:	£ 75.2400

Average price paid per share:	£ 73.9992

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,635,541 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0698Z_1-2024-8-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 80,000 (ISIN: GB00BHJYC057)

Date of purchases: 02 August 2024

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	65,500		14,500
Highest price paid (per ordinary share)	£ 75.2400		£ 75.1200
Lowest price paid (per ordinary share)	£ 72.8400		£ 72.8600
Volume weighted average price paid(per ordinary share)	£ 73.9969		£ 74.0096

Exhibit No: 99.7

06 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	05 August 2024

Aggregate number of ordinary shares purchased:	160,000

Lowest price paid per share:	£ 72.5200

Highest price paid per share:	£ 74.1000

Average price paid per share:	£ 73.3565

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,475,541 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2624Z_1-2024-8-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 160,000 (ISIN: GB00BHJYC057)

Date of purchases: 05 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	69,500	51,000	28,500	11,000
Highest price paid (per ordinary share)	£ 74.0800	£ 74.1000	£ 74.0800	£ 74.0400
Lowest price paid (per ordinary share)	£ 72.5200	£ 72.5200	£ 72.5400	£ 72.5400
Volume weighted average price paid(per ordinary share)	£ 73.3891	£ 73.2939	£ 73.3846	£ 73.3673

Exhibit No: 99.8

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

The following transaction notification is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Rohinton (Ron) Kalifa
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£76.24	679
d)	Aggregated information - Aggregated volume - Price - Aggregated total	679 £76.24 £51,766.96
e)	Date of the transaction	2024-08-06
f)	Place of the transaction	XLON

Exhibit No: 99.9

07 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024

Date of purchase:	06 August 2024

Aggregate number of ordinary shares purchased:	159,440

Lowest price paid per share:	£ 73.1600

Highest price paid per share:	£ 75.1200

Average price paid per share:	£ 74.1751

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,316,101 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4495Z_1-2024-8-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 159,440 (ISIN: GB00BHJYC057)

Date of purchases: 06 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	63,081	56,000	29,991	10,368
Highest price paid (per ordinary share)	£ 75.1200	£ 75.1200	£ 75.1200	£ 75.1200
Lowest price paid (per ordinary share)	£ 73.1600	£ 73.2000	£ 73.1800	£ 73.2800
Volume weighted average price paid(per ordinary share)	£ 74.2315	£ 74.0744	£ 74.2342	£ 74.2050

Exhibit No: 99.10

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

The following transaction notifications are given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Deanna Oppenheimer
2	Reason for the notification
a)	Position/status	Non-Executive Chair
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $95.27350	2,000
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,000 US $95.27350 US $190,547
e)	Date of the transaction	2024-08-06
f)	Place of the transaction	NYSE

Exhibit No: 99.11

08 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 August 2024

Aggregate number of ordinary shares purchased:	157,543

Lowest price paid per share:	£ 72.2600

Highest price paid per share:	£ 73.5200

Average price paid per share:	£ 72.8064

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,158,558 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6307Z_1-2024-8-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 157,543 (ISIN: GB00BHJYC057)

Date of purchases: 07 August 2024

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	70,108	42,335	32,500	12,600
Highest price paid (per ordinary share)	£ 73.5000	£ 73.5200	£ 73.5000	£ 73.4800
Lowest price paid (per ordinary share)	£ 72.2600	£ 72.2600	£ 72.2800	£ 72.2800
Volume weighted average price paid(per ordinary share)	£ 72.8119	£ 72.7698	£ 72.8331	£ 72.8294

Exhibit No: 99.12

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that Byron Grote, a Non-Executive Director of the Company, acquired a total of 1,000 American Depositary Receipts ("ADRs") in the Company on 7 August 2024.   Details of each transaction can be found below.

The following transaction notifications are given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $93.35	600
d)	Aggregated information - Aggregated volume - Price - Aggregated total	600 US $93.35 US $56,010
e)	Date of the transaction	2024-08-07
f)	Place of the transaction	NYSE

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Byron Grote
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in InterContinental Hotels Group PLC US45857P8068
b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US $92.45	400
d)	Aggregated information - Aggregated volume - Price - Aggregated total	400 US $92.45 US $36,980
e)	Date of the transaction	2024-08-07
f)	Place of the transaction	NYSE

Exhibit No: 99.13

09 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	08 August 2024

Aggregate number of ordinary shares purchased:	94,241

Lowest price paid per share:	£ 71.5400

Highest price paid per share:	£ 72.5200

Average price paid per share:	£ 72.0309

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 160,064,317 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8137Z_1-2024-8-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 94,241 (ISIN: GB00BHJYC057)

Date of purchases: 08 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,241		25,000	10,000
Highest price paid (per ordinary share)	£ 72.5200		£ 72.5200	£ 72.5200
Lowest price paid (per ordinary share)	£ 71.5400		£ 71.5400	£ 71.5400
Volume weighted average price paid(per ordinary share)	£ 72.0282		£ 72.0405	£ 72.0225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	09 August 2024